Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued (i) our report dated August 12, 2011 with respect to the consolidated statement of operations, changes in equity and cash flows of Mid-Con Energy Corporation for the year ended June 30, 2009, and (ii) our report dated March 9, 2012 with respect to the consolidated financial statements of Mid-Con Energy Partners, LP for the years ended December 31, 2011 and 2010 and for the period from inception (July 1, 2009) to December 31, 2009, both of which are contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned reports in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma

September 26, 2012